Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

May 22, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Argo Group International Holdings, Ltd. Additional Definitive Proxy Solicitation Materials on Schedule 14A (DFAN14A) Filed May 21, 2019 by Voce Catalyst Partners LP, et al. File No. 001-15259

Dear Mr. Panos:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”), we are responding to your letter dated May 22, 2019 in connection with the additional definitive proxy solicitation materials on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on May 21, 2019 (the “May 21 DFAN14A”). We have reviewed the comments of the staff of the SEC (the “Staff”) and respond below. For your convenience, the comments are restated in italics, with our responses following. Capitalized terms used but not defined herein have the meaning ascribed to such terms in Voce’s definitive proxy statement on Schedule 14A filed with the SEC on April 12, 2019 with respect to the 2019 annual general meeting of shareholders of Argo Group International Holdings, Ltd. (“Argo” or the “Company”).

1. The press release attached as exhibit 99 indicates that Voce has decided to cease soliciting proxies. Voce then encourages shareholders to follow its “lead and withhold their votes on the Company’s card.” Contrary to Voce’s representation that it ceased soliciting proxies, however, its encouragement that shareholders withhold votes nevertheless still constitutes a solicitation as defined in Rule 14a-1(l)(1)(iii). Please confirm for us that Voce will cease and desist from all future soliciting activities.

Mr. Panos

May 22, 2019

We acknowledge the Staff’s comment and hereby confirm on behalf of Voce and the Filing Persons that all soliciting activities have, upon the issuance of the press release referenced above, ceased. We also note that according to the Company’s definitive proxy statement filed on Schedule 14A with the SEC on April 12, 2019 states that “all proxies must be received 48 hours prior to the time of the commencement of the Annual General Meeting. This means that your proxy must be received by 10:30 a.m. Eastern Daylight Time on May 22, 2019.” Therefore, it is our understanding that the polls for the Annual Meeting have already closed and any further solicitation of proxies would be to no effect. Nonetheless, we reiterate that we have ceased all solicitation activities for the Annual Meeting.

2. The press release further indicates that Voce appreciates “the support” it has received from fellow shareholders. The form of proxy attached to Voce’s definitive proxy statement that Voce presumably distributed to these same supportive shareholders represented that the “PROXY WILL BE VOTED AS DIRECTED.” We are unaware of any reasonably specified conditions to which Voce’s undertaking to vote as directed was qualified. Please advise us why the press release was seemingly silent with respect to any executed proxies that it has received during this solicitation. Alternatively, please advise us what plans, if any, Voce has with respect to alerting shareholders what actions they need to take to vote at the Argo Annual Meeting. See Rule 14a-4(e) and Rule 14a-9.

We acknowledge the Staff’s comment and note that we appointed an independent third party to receive, hold and vote any proxies we solicited. The independent third party represented that it would vote all such proxies at the Annual Meeting in accordance with the instructions of shareholders and that it would exercise any discretion it is afforded under the proxy rules strictly to effectuate the will of the shareholders whose proxies it holds in trust. Accordingly, we never received any proxies and cannot dictate what will happen with the blue proxy cards that shareholders did return to the independent third party proxy holder, though we would expect that the independent third party would see the press release and not vote the proxies it has received. In either event, as noted in the response to the first comment, the polls have closed and the independent third party has either voted the proxies as instructed or exercised the discretion to not vote the proxies in light of Voce withdrawing from the proxy contest.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford

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